654-999 Canada Place • Vancouver, British Columbia, Canada V6C 3E1 • Tel: 604.688.8383 • Fax 604.682.2060

August 19, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Ivanhoe Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Quarter ended March 31, 2009
Filed May 11, 2009
File No. 0-30586

Attention:	Mr. H. Roger Schwall
Assistant Director

Dear Sirs/Mesdames;

We refer to the comment letter dated July 24, 2009 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and the Form 10-Q for the quarter ended March 31, 2009 (the “2009 Form 10-Q”) filed by Ivanhoe Energy Inc. (the “Company” or “Ivanhoe”).

The responses to the Staff’s comments are provided below in the order in which the comments were set out in the July 24, 2009 letter and are numbered correspondingly. The Staff’s comments, indicated by bold, are followed by responses of Ivanhoe. Page references below are to the 2008 Form 10-K and the 2009 Form 10-Q as submitted in electronic form on EDGAR. Except as otherwise specifically indicated all references in this letter to “$” are to U.S. dollars.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Risk Factors, page 17

1.	We note that your consolidated financial statements have been prepared assuming that you will continue as a going concern. Please revise to include related risk factor disclosure.

In response to the Staff’s comment, we have added the following going concern risk factor in Item 1A of our Form 10-Q for the quarter ended June 30, 2009 and will add the same language to Item 1A of our Form 10-K, as appropriate, for the year ended December 31, 2009.

Item 1A of Form 10-Q for the Quarter Ended June 30, 2009

The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has a history of operating losses and currently anticipates incurring substantial expenditures to further its capital development programs. The Company’s cash flow from operating activities will not be sufficient to both satisfy its current obligations and meet the requirements of its capital investment programs. The continued existence of the Company is dependent upon its ability to obtain capital to meet its obligations, to preserve its interests in current projects and to meet the obligations associated with future projects. The Company intends to finance the future payments required for its capital projects from a combination of strategic investors and/or public and private debt and equity markets, either at a parent company level or at the project level. Public and private debt and equity markets may not be accessible now or in the foreseeable future and, as such, the Company’s ability to obtain financing cannot be predicted with certainty at this time. Without access to financing, the Company may not be able to continue as a going concern.

We have fixed and contingent payment obligations to Talisman Energy, page 17

2.

You state that your obligations to Talisman Energy are secured by a first fixed charge and security interest in favor of Talisman over the Athabasca heavy oil leases and a subordinate security over “certain of [y]our present and after acquired property”. Please describe such additional property in which Talisman holds a security interest.

The security interest that was provided to Talisman Energy arose as a result of the acquisition of our Athabasca heavy oil leases in 2008. The security instrument provides Talisman with a first fixed charge and security interest against the acquired Talisman leases and the related assets acquired by the Company pursuant to the Talisman lease acquisition. It also provides for a charge on all other present and after-acquired property of the Company, excluding the shares of any subsidiary of Ivanhoe Energy and excluding any assets of any subsidiary of Ivanhoe Energy.

To date, the security interest continues to apply only to the leases themselves as the project is in the early stages of development and we have not added any significant “related assets” nor has the Company acquired any “after-acquired property” to which the security interest would apply. The term “and a subordinate security” is not reflective of the security interest that has been granted and will be removed from future risk factor disclosure and notes to the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

3.

Please revise to provide the disclosure required by Item 303(a)(1)-(2) of Regulation S-K with respect to your liquidity and capital resources. See Section IV of SEC Release No. 33-8350 (December 29, 2003). This comment also applies to your quarterly report for the quarter ended March 31, 2009.

In response to the Staff’s comment, we have amended our disclosure included in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarter ended June 30, 2009 as follows and will continue with this type of amended disclosure in future Form 10-Q and the disclosure required by Item 303(a)(1)-(2) in Form 10-K filings as appropriate.

Item 2 of Form 10-Q for the Quarter Ended June 30, 2009

Financial Condition, Liquidity and Capital Resources

Sources and Uses of Cash

The following table sets forth a summary of our cash flows from continuing and discontinued operations for the periods indicated:

	Three-Month Periods ended June 30,		Six-Month Periods ended June 30,
	2009	2008	2009	2008
Net cash provided by (used in)
operating activities	$(2,886)	$2,626	$(6,974)	$5,643

Net cash used in
investing activities	$(7,043)	$(3,868)	$(13,311)	$(10,351)

Net cash provided by (used in)
financing activities	$(28)	$4,765	$(542)	$3,566

Net increase (decrease) in
cash and cash equivalents	$(9,961)	$3,523	$(20,862)	$(1,142)

As reflected in the accompanying unaudited condensed consolidated financial statements, we have losses from operations, negative cash flows from operations and have a substantial accumulated deficit. Historically, we have principally used external sources to fund operations, to fund acquisitions of oil and gas properties and projects, to service long term liabilities and to develop our technology and major projects. The main source of funds historically has been public and private equity and debt markets. The Company’s cash flow from operating activities will not be sufficient to meet its operating and capital obligations, including the Zitong commitment described in Note 7 to the Unaudited Consolidated Financial Statements, and as such, the Company intends to finance its operating and capital projects from a combination of strategic investors in its projects and/or public and private debt and equity markets, either at a parent company level or at a project level.

Principal factors that could affect our ability to obtain funds from external sources include:

•	Inability to attract strategic investors to our projects,
•	Volatility in the public debt and private and equity markets,
•

Increases in interest rates or credit spreads, as well as limitations on the availability of credit, that affect our ability to borrow under future potential credit facilities on a secured or unsecured basis, and

•	A decrease in the market price for our common stock.

Executive Compensation, page 101

4.	Please revise the executive compensation tables in this section to correspond with the tables set forth in Item 402 of Regulation S-K.

We are a foreign private issuer that voluntarily files its annual reports on Form 10-K. As permitted by Item 402(a)(1) of Regulation S-K, we follow the disclosure requirements applicable in Canada with respect to executive compensation (Form 51-102F6 of the Canadian Securities Administrators), which we believe address the requirements of, and require more detailed information than, Items 6.B and 6.E.2 of Form 20-F

5.	Please provide the Grants of Plan-Based Awards table required by Item 402(d) of Regulation S-K and the Option Exercises and Stock Vested table required by Item 402(g).

Please see response to Item 4 above.

6.	Please provide the compensation committee report required by Item 407(e)(4) of Regulation S-K.

Please see response to Item 4 above.

Compensation Discussion and Analysis, page 101

7.

You provide several references to “discretionary variations” and “discretionary factors”. For example, you disclose that the incentive bonuses were awarded “based largely on the compensation plan with certain discretionary variations” and that 25% of your annual bonuses are based on discretionary factors. Further, regarding bonus adjustments for Mr. Chua, you state that the adjustments were made in light of discretionary performance factors. Please discuss the specific discretionary variations or factors the compensation committee and board of directors considered in awarding the amounts of bonus compensation and number of stock options to each named executive officer. Please see Item 402(b)(l)(v) and Instruction 1 to Item 402(b) of Regulation S-K.

Please see response to Item 4 above.

Summary Compensation Table, page 109

8.	Please provide the information required pursuant to Item 402(c) of Regulation S-K for your last three completed fiscal years.

Please see response to Item 4 above.

9.

Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in your Summary Compensation Table. See Item 402(e) of Regulation S-K. For example, please clarify, if true, that the amounts set forth under the “Share-based awards” column reflect amounts granted in connection with bonus compensation.

Please see response to Item 4 above.

Director Compensation, page 112

10.

For each director, please disclose by footnote to the appropriate column the grant date fair value of each equity award granted in 2008. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please see response to Item 4 above.

11.	Please provide a description of standard compensation arrangements for directors. See Item 402(k)(3) of Regulation S-K.

Please see response to Item 4 above.

Certain Relationships and Related Party Transactions, page 115

12.	Please provide the disclosure required by Item 404(b) of Regulation S-K with respect to the review, approval or ratification of transactions with related persons.

In response to the Staff’s comment, in addition to the information already provided under Item 13, we will provide the following additional disclosure in future Form 10-K filings:

Our Board of Directors recognizes that related party transactions present a heightened risk of conflicts of interest and therefore has a written policy that is part of the Company’s Code of Business Conduct and Ethics. This policy prohibits activities that could give rise to conflicts of interest unless they are specifically approved by the Board of Directors. Under this policy, we remind our directors and officers of their obligation to inform us of any related party transaction and any proposed related party transaction. In addition, we review our records and enquire of our directors and officers to identify any party who may be considered a related party. Using this information, we search our records for any related party transactions that are required to be reported in our Form 10-K.

Certifications

13.

Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you removed the “(s)” after officer in paragraphs 4 & 5; removed parenthetical phrases from paragraphs 4(d) and 5; and removed the word “the” from the phrase “the registrant’s board of directors” in paragraph 5.

In response to the Staff’s comment, we have amended our Certifications in our Form 10-Q for the quarter ended June 30, 2009 to conform to the exact form set forth in item 601(b)(31) of Regulation S-K and will continue with this form of Certification in future Form 10-Q and Form 10-K filings.

Engineering Comments

Integrated Oil and Gas Properties, page 7

Tamarack Project, page 7

14.

You state that the Tamarack Project is expected to produce 20,000 barrels of bitumen per day and you will sell a sour, synthetic bottomless product, most likely into the US mid-west market. Please provide us with the basis for this estimated production rate, including the amount of proved reserves that support it and the evidence that you have found an established market for this product. Otherwise, please revise this disclosure to remove the estimated production rate and the inference that you have an established market for your filing.

The inclusion of this disclosure was based on management’s view of expected production; however the Company’s estimate of the Tamarack Project resources at this point in time are not proved reserves. As a result, the statements regarding production and marketing of production of the resource will be removed from all future filings until the basis for such information can be fully described and supported by substantiated facts and/or appropriate third party studies and opinions.

Financial Statements

Standardized Measure of Discounted Future Net Cash Flow, page 91

15.

We note that in the Standardized Measure you report $6.1 million of estimated future development costs, although we see no reference anywhere in your filing to anything other than total proved reserves. Please disclose the amount of proved developed oil and gas reserves in each of your geographic regions at the beginning and end of each reporting period to comply with paragraph 10 of SFAS 69.

The proved developed reserves presented below were omitted from the Form 10-K as a result of an inadvertent omission. In Forms 10-K prior to the 2008 Form 10-K, this information has been provided. Although we consider that the omission of this disclosure was not material to the 2008 Form 10-K, it will be provided in all future annual filings.

	U.S.	China	Total	U.S.
Net proved developed reserves as at:
December 31, 2006	1,003	1,330	2,333	417
December 31, 2007	874	1,071	1,945	334
December 31, 2008	586	862	1,448	144

16.

We also note in the Standardized Measure that your estimated future production costs in China of $22.9 million is the approximate amount that you spent in 2008 alone on production costs in China. As the costs that you use in determining proved reserves should be based on current costs, please explain why your future costs appear to be much lower than the amount spent in the past, given that your production costs in China appear to have increased by 81% since 2006.

The Company is using current costs in the preparation of the information shown below and to determine proved reserves. The two main causes for the lower level of future production costs when compared to historical spending are further detailed on Page 32 in the MD&A section of the 2008 Form 10-K and on Page 27 in the MD&A section of the 2009 Form10-Q and can be summarized as follows:

1.

In March 2006, the Ministry of Finance of the Peoples Republic of China (“PRC”) issued the “Administrative Measures on Collection of Windfall Gain Levy on Oil Exploitation Business” (the “Windfall Levy Measures”). According to the Windfall Levy Measures, effective as of March 26, 2006, enterprises exploiting and selling crude oil in the PRC are subject to a windfall gain levy (the “Windfall Levy”) if the monthly weighted average price of crude oil is above $40 per barrel. The Windfall Levy is imposed at progressive rates from 20% to 40% on the portion of the weighted average sales price exceeding $40 per barrel. As a result, the cost associated with the Windfall Levy is not related to production volumes but instead is related to the commodity price. Consequently, as oil prices increased during 2008, the amount of the Windfall Levy also increased significantly, resulting in $13.46 per barrel (“bbl”) increase in 2008 when compared to 2007. The Windfall Levy accounted for $21.14 per bbl cost of the total $43.92 per bbl operating costs in our China operations, or in absolute terms $10.4 million of the total $21.5 million. This compared to only $1.33 per bbl or $0.3 million in absolute terms incurred during the first six months of 2009. Please see the tables below for further illustration of the effect of the Windfall Levy.

2.

Effective January 1, 2009 the Dagang field reached “Commercial Production” status as defined by the Production Sharing Contract with our partner China National Petroleum Company (“CNPC”). The effect of this change is that the Company no longer pays 100% of operating costs but now pays 82%, representing the “pre-cost recovery” proportionate share. After “total cost recovery” is reached our interest reverts to 49% and CNPC will pay 51% of operating costs. In our 2008 independent reserve report that was used to prepare our Standardized Measure disclosures, the 49/51% reversion was estimated based on total costs yet to recover.

The effect these changes in cost sharing percentages have on the future cash flows is that in absolute dollars our total production costs are decreasing in 2009, but on a per bbl basis the cost is similar to 2008. The following table demonstrates that, before considering the Windfall Levy, a $22 per bbl  cost  for  production  costs  is what we anticipate to average for the future and also what the company experienced in 2008 – see the highlight below.  Also, see the highlight to show that, before considering the Windfall Levy, what was forecasted for 2009 is within cents of what was actually realized and presented in our Form 10-Q for the quarter ended June 30, 2009.

	Proved Reserves
	at Constant Pricing
	(000's)	OPCOSTS (excl. Windfall Levy)		WINDFALL LEVY		TOTAL
	BBLS	($ 000's)	/BBL	($ 000's)	/BBL	($ 000's)	/BBL

2009	360	$ 6,689	$ 18.58	$ 108	$ 0.30	$ 6,797	$ 18.88
2010	281	5,615	$ 19.98	84	$ 0.30	5,699	$ 20.28
2011	187	4,623	$ 24.72	56	$ 0.30	4,679	$ 25.02
2012	131	3,916	$ 29.89	39	$ 0.30	3,955	$ 30.19
2013	51	1,492	$ 29.25	14	$ 0.27	1,506	$ 29.53
2014	15	294	$ 19.60	3	$ 0.20	297	$ 19.80
2015	7	-	$ -	1	$ 0.14	1	$ 0.14
	1,032	$ 22,629	$ 21.93	$ 305	$ 0.29	$ 22,934	$ 22.22

	2008 Operating Costs per 10-K
	(000's)	OPCOSTS (excl. Windfall Levy)		WINDFALL LEVY		TOTAL
	BBLS	($ 000's)	/BBL	($ 000's)	/BBL	($ 000's)	/BBL

2008	490	$ 11,158	$ 22.78	$ 10,357	$ 21.14	$ 21,515	$ 43.92

	Operating Costs for the First Six Months of 2009 per Form 10-Q
	(000's)	OPCOSTS (excl. Windfall Levy)		WINDFALL LEVY		TOTAL
	BBLS	($ 000's)	/BBL	($ 000's)	/BBL	($ 000's)	/BBL

2009	259	$ 4,801	$ 18.55	$ 344	$ 1.33	$ 5,145	$ 19.88

__________________________________________

In connection with the foregoing, the Company represents and acknowledges that:

o	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing ; and
o	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding the Company’s responses, please contact the undersigned at (604) 331-9817.

Yours truly,

W. G. Lancaster

Chief Financial Officer

cc:	Mr. Douglas Brown

Mr. James Murphy

Ms. Laura Nicholson